UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Lorus Therapeutics Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
544191109
(CUSIP Number)
Georg Ludwig
ConPharm Anstalt
Grossfeld 10
FL 9492 Eschen
Liechtenstein
+41 (78) 733-0423
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

This amended statement on Schedule 13D amends and supplements the Schedule 13D originally filed on July 24, 2006, as amended by Amendment No. 1 thereto, filed on August 31, 2006, as further amended by Amendment No. 2 thereto, filed on May 4, 2007, as further amended by Amendment No. 3 thereto, filed on July 10, 2007 and as further amended by Amendment No. 4 thereto, filed on August 8, 2008 (and as amended hereby, the “Schedule 13D”) by High Tech Beteiligungen GmbH & Co. KG (“HTB”); High Tech Private Equity GmbH (“HTPE”); ConPharm Anstalt (“ConPharm”); and Georg Ludwig (“Mr. Ludwig”), and relates to the common shares, no par value (the “Common Shares”) of Lorus Therapeutics Inc.
Item 2.  Identity and Background
     Item 2 is hereby amended and restated in its entirety as follows:
(a)	This Schedule 13D is being filed by High Tech Beteiligungen GmbH & Co. KG (“HTB”); High Tech Private Equity GmbH (“HTPE”); ConPharm Anstalt (“ConPharm”); and Georg Ludwig (“Mr. Ludwig”). HTB, HTPE, ConPharm and Mr. Ludwig are collectively referred to as the “Reporting Persons”.
HTB is a limited liability partnership organized under the laws of the Germany.
HTPE is a corporation organized under the laws of Germany and is the general partner of HTB.
ConPharm is a limited liability company organized under the laws of Liechtenstein. ConPharm has been delegated authority by HTPE to manage the life science investments of HTB outside of Germany.
Mr. Ludwig is a citizen of Germany and is the owner of 100% of the share capital of ConPharm.
Triginta Capital GmbH (“Triginta”) is a corporation organized under the laws of Germany. Triginta owns 100% of the share capital of HTPE.
(b)	The principal business address and the address of the principal office of HTB, HTPE and Triginta is Steinstraße 20, D 40212 Dusseldorf, Germany.
The principal business and principal office address of ConPharm as well as Mr. Ludwig’s business address is Grossfeld 10, FL 9492 Eschen, Principality of Liechtenstein.
(c)	HTB is a private equity fund that invests in companies engaged in micro-electronics/nano-technology, opto-electronics, life sciences and other high tech industries. HTPE’s principal business is managing HTB as the general partner of HTB.
ConPharm is engaged principally in the business of providing management services to HTPE in respect of HTB’s investments in life sciences companies outside of Germany.
Mr. Ludwig’s principal occupation is as Managing Director of ConPharm.

Triginta manages private equity and venture capital funds and provides services to investors with regard to such investment vehicles.
(d)	As to each of the Reporting Persons, none. The Reporting Persons do not have any knowledge regarding whether or not Triginta, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	As to each of the Reporting Persons, none. The Reporting Persons do not have any knowledge regarding whether or not Triginta during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	The citizenship of each of the Reporting Persons and Triginta is stated in Item 2(a), above.
     The names, business addresses, principal occupation or employment and citizenship of (i) each executive officer and director of HTPE, ConPharm and Triginta are set forth in Schedule A to this Schedule 13D. The responses to Items 2(d) – (e), above, include the responses of each officer, director and member referred to in the immediately preceding sentence.
Item 4.  Purpose of Transaction
     Item 4 of the Schedule 13D are hereby amended and restated in its entirety as follows:
     “HTB acquired Common Shares, as described in Item 5, below, for investment purposes only. HTB is a private equity fund and is subject to a requirement that the fund be liquidated not later than December, 2011. As a result, HTB is exploring its options with respect to its holdings in the Company, which could include, among other things, the divestment of its holdings (whether in one transaction or gradually over time) or a distribution of its holdings to HTB’s investors or a combination of the foregoing.
     Pursuant to the Share Purchase Agreement, dated July 13, 2006 (the “Share Purchase Agreement”), between Old Lorus and HTB, represented by ConPharm, HTB has the right to nominate one nominee to the board of directors (the “Board”) of the Company or, if it does not have a nominee or its nominee is not elected to the Board by the shareholders of the Company, HTB has the right to appoint an observer to the Board. Due to the requirement to liquidate HTB as described above, on March 3, 2010, Georg Ludwig, a Reporting Person and the nominee of HTB serving as a director of the Company, resigned from the Board with immediate effect. As a result of Mr. Ludwig’s resignation, HTB does not have any nominees serving as a director of the Company, nor has HTB appointed any observers to the Board. HTB does not intend at this time to designate a nominee to the Board or to appoint an observer to the Board, however it reserves it right to do so for so long as it shall continue to have such rights pursuant to the Share Purchase Agreement.

     In addition to the actions described above, the Reporting Persons may in the future take such actions in respect of their holdings of securities of the Company as they deem appropriate in light of circumstances then existing, including the acquisition or disposition of Common Shares or other securities of the Company. The Reporting Persons may from time to time acquire additional Common Shares in the open market or in privately negotiated transactions, subject to availability of Common Shares at prices deemed favorable, the Company’s business or financial condition and other factors and conditions the Reporting Persons deem appropriate. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.
     Except as otherwise set forth in this Schedule 13D, as of the date hereof, no Reporting Person, and to the knowledge of the Reporting Persons, no other person otherwise identified in Item 2, has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.”
Item 5.  Interest in Securities of the Issuer
     Item 5(a)(v) and (vi) of the Schedule 13D are hereby deleted and replaced with the following text:
“(v)	Triginta Capital GmbH, through its control of HTPE, may be deemed to control an aggregate 39,997,750 Common Shares, which represents approximately 13.2% of the total issued and outstanding Common Shares.”
     Item 5(b)(iii) of the Schedule 13D is hereby deleted and replaced with the following text:
“(v)	Triginta Capital GmbH, through its control of HTPE, may be deemed to have shared power to vote or dispose of, or to direct the vote or disposition of, an aggregate 39,997,750 Common Shares, which represents approximately 13.2% of the total issued and outstanding Common Shares.”
     Item 5(c) of the Schedule 13D is hereby deleted and replaced with the following text:
“(c)	None of the Reporting Persons has effected any transaction with respect to the Common Shares during the sixty days preceding the date hereof. To the knowledge of the Reporting Persons, none of Triginta Capital GmbH or any of the persons named on Schedule A has effected any transaction with respect to the Common Shares during the sixty days preceding the date hereof.”

Schedule A
     Schedule A is hereby amended and restated in its entirety in the form set out as Schedule A hereto.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated March 3, 2010

HIGH TECH BETEILIGUNGEN GMBH & CO. KG
By:	/s/ Georg Ludwig
	Name:	Georg Ludwig
	Title:	Managing Partner

HIGH TECH PRIVATE EQUITY GMBH
By:	/s/ Clemens von Berger
	Name:	Clemens von Berger
	Title:	Managing Director

By:	/s/ Peter Folle
	Name:	Peter Folle
	Title:	Managing Director

CONPHARM ANSTALT
By:	/s/ Georg Ludwig
	Name:	Georg Ludwig
	Title:	Managing Director

/s/ Georg Ludwig
Georg Ludwig

Directors and Officers of HTB

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Georg Ludwig	Managing Director	Grossfeld 10	Managing Director	German
		FL 9492 Eschen	ConPharm Anstalt
Liechtenstein

Directors and Officers of HTPE

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Clemens von Berger	Managing Director	Steinstrasse 20	Managing Director	German
		D 40212 Düsseldorf	HTPE
Germany
Peter Folle	Managing Director	Steinstrasse 20	Managing Director	German
		D 40212 Düsseldorf	HTPE
Germany

Directors and Officers of ConPharm

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Georg Ludwig	Managing Director	Grossfeld 10	Managing Director	German
		FL 9492 Eschen	ConPharm Anstalt
Liechtenstein

Directors and Officers of Triginta

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Clemens von Berger	Managing Director	Steinstrasse 20	Managing Director	German
		D 40212 Düsseldorf	of Triginta
Germany
Peter Folle	Managing Director	Steinstrasse 20	Managing Director	German
		D 40212 Düsseldorf	of Triginta
Germany
Matthias Graat	Managing Director	Steinstrasse 20	Managing Director	German
		D 40212 Düsseldorf	of Triginta
Germany